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EXHIBIT 21.1

Subsidiaries of Registrant

Name	Jurisdiction of Incorporation
Vyyo Ltd.	Israel
Vyyo Brasil Ltda.	Brazil (inactive)
Xtend Networks Ltd.	Israel
Xtend Networks Inc.	Delaware
SHDIP Ltd.	Israel (inactive)

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Subsidiaries of Registrant